   ------------------------------------------------
                       FORM 5                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
   ------------------------------------------------                            Washington, D.C. 20549
   o  Check this box if no longer subject to                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
      Section 16.  Form 4 or Form 5 obligations
      may continue.  See Instruction 1(b).
   o  Form 3 Holdings Reported                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   o  Form 4 Transactions Reported                       Section 17(a) of the Public Utility Holding Company Act of 1935
                                                               or Section 30(f) of the Investment Company Act of 1940
   ---------------------------------------------------------------------------------------------------------------------------------
   1.  Name and Address of Reporting     2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to Issuer
       Person* Goelet, LLC(2)            Pogo Producing Company (PPP)                             (Check all applicable)
   ----------------------------------------------------------------------------------
      (Last)   (First)   (Middle)        3. I.R.S. Identification  4. Statement for       ----  Director             X   10% Owner
                                            Number of Reporting       Month/Year          ----  Officer             ---- Other
                                            Person, if an entity                        (give title below)        (specify below)
                                            (Voluntary)               September 2001
      425 Park Avenue, 28th Floor                                     November 2001
   --------------------------------------                          -----------------------------------------------------------------
              (Street)                                             5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                      Date of Original          (check applicable line)
   New York, New York 10022                                           (Month/Year)         ----- Form Filed by One Reporting Person
                                                                                             X   Form Filed by More than One
                                                                                           ----- Reporting Person
   ---------------------------------------------------------------------------------------------------------------------------------
    (City)     (State)        (Zip)             Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ---------------------------------------------------------------------------------------------------------------------------------
   1.  Title of Security                 2. Transaction   3.Trans-   4. Securities Acquired   5. Amount of  6. Owner-  7. Nature of
       (Instr. 3)                           Date            action      (A) or Disposed of       Securities    ship       Indirect
                                           (Month/          Code        (D) Instr. 3, 4 and 5)   Beneficially  Form: Di-  Beneficial
                                            Day/            (Instr.                              Owned at      rect (D)   Ownership
                                            Year)            8)      -------------------------   end of        or Indi-   (Instr. 4)
                                                                     Amount  (A) or    Price     Issuer's      rect (I)
                                                                                                 Fiscal Year   (Instr. 4)
                                                                               or                (Instr. 3
                                                                                                 and 4)
                                                                              (D)
   ---------------------------------------------------------------------------------------------------------------------------------
   Common Stock (1) (2)                    9/21/01        S          325,204   D       N/A(2)    12,290,612      D(4)       (4)
   ---------------------------------------------------------------------------------------------------------------------------------
   Common Stock (1) (2)                   11/07/01        S        6,135,664   D      $24.35(3)   6,154,948      D(4)       (4)
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of   2. Conver-   3. Trans-  4.Transac-  5.Number of  6. Date   7. Title and  8. Price  9. Number  10. Owner-  11. Nature
   Derivative    sion or      action    tion        Deriva-       Exercis   Amount of     of De-    of De-      ship of     of
   Security      Exer-        Date      Code        tive Se-      -able     Underly-      rivative  rivative    Deriva-     Indirect
   (Instr. 3)    cise Price  (Month/    (Instr.     curities      and       ing Secur-    Security  Secur-      tive Se-    Benefi-
                 of Deriva-   Day/Year) 8)          Acquired      Expira-   ities         (Instr.   ities       curity:     cial
                 tives Secur-                       (A) or        tion Date (Instr. 3     5)        Benefi-     Direct      Owner-
                 ity                                Disposed      (Month/   and 4)                  cially      (D) or      ship
                                                    of (D)        Day/Year)                         Owned at    Indirect    (Instr.
                                                    (Instr. 3,                                      End of      (I)         4)
                                                     4 and 5)                                       Year        (Instr. 4)
                                                                                                    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                    (A)  (D)   Date  Expir- Ti-  Amount
                                                               Exer- ation  tle  or Num-
                                                               cis-   Date       ber
                                                               able              of
                                                                                 Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The class of equity securities to which this joint statement on Form 5 relates is the common stock, par value $1.00 per share (the "Shares") of Pogo Producing Company, a Delaware corporation ("Pogo") with its principal executive offices at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.


(2) This statement is filed on behalf of the group of former shareholders of NORIC Corporation, a New York corporation ("NORIC"), consisting of certain trusts for the benefit of the descendants of Robert Walton Goelet, the trustees of these trusts, as well as Arthur Field and Gilbert Kerlin and his affiliate, Windward Oil & Gas Corporation, a Delaware corporation, all listed below (collectively, the "Group"). If no address is given, the person's business address is c/o Goelet, LLC, 425 Park Avenue, 28th floor, New York, New York 10022. On September 11, 2001, Robert G. Goelet, Alexandra Gardiner Goelet and Robert Gardiner Goelet transferred all of their Pogo Common Stock to RGG Limited Partnership in exchange for membership interests in the RGG Limited Partnership. On September 21, 2001, Gilbert Kerlin transferred 325,204 shares of Pogo Common Stock to the Goldman Sachs 2001 Global Exchange Place Fund in exchange for units in the Goldman Exchange Place Fund. On October 29, 2001, Gilbert Kerlin transferred 160,000, 160,000, 40,000 and 60,000 Shares to Wave Hill Incorporated, Bank Street College of Education, Putney School and Trustees of Columbia University, respectively (collectively, the "Charities"). On November 7, 2001 members of the Group and the Charities closed the sale of a total of 6,135,664 shares of Pogo Common Stock in a public offering (the "Public Offering"). The Shares were sold to certain underwriters pursuant to a Purchase Agreement dated November 1, 2001, which was filed with the Securities and Exchange Commission on November 15, 2001 as Exhibit 7 on Amendment No. 2 to the Schedule 13D filed by the Group. In the aggregate, the Group now beneficially owns 6,154,948 Shares.

     Robert G. Goelet, Philip Goelet, Edmond de La Haye Jousselin, John H. Manice and Pamela Manice are trustees of the following trusts for the benefit of Beatrice G. Manice: (i) Trust under Agreement dated August 26, 1930, (ii) Trust under Agreement dated July 27, 1935, and (iii) Trust under the Will of Robert Walton Goelet.

     Alexandra C. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the following trusts for the benefit of Robert G. Goelet: (i) Trust under Agreement dated August 26, 1930, and (ii) Trust under the Will of Robert Walton Goelet. In addition, Robert G. Goelet is a trustee of the trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet.

     Alexandra C. Goelet, Philip Goelet, Edmond de La Haye Jousselin, Alexandra Gardiner Goelet and Robert Gardiner Goelet are trustees under the trust dated July 27, 1935 for the benefit of Robert G. Goelet.

     Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet.

     Robert G. Goelet, Christopher Goelet, Philip Goelet, Edmond de La Haye Jousselin and Robert S. Rich are trustees of the following trusts for the benefit of John Goelet: (i) Trust under Agreement dated December 18, 1931,
     (ii) Trust under Agreement dated July 27, 1935 and (iii) Trust under the Will of Robert Walton Goelet.

     Henrietta Goelet and Robert S. Rich are trustees of the trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

     Amelia M. Berkowitz, Robert G. Goelet, Philip Goelet and Edmond de La Haye Jousselin are trustees of the trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin.

     John H. Manice's business address is c/o Strategen, LLC, 405 Park Avenue, Suite 1701, New York, NY 10022.

     Robert G. Manice's business address is 305 Newbury Street, Boston, MA
     02116.

     Philip Goelet's business address is c/o Red Abbey, LLC, 2330 West Joppa Road, Suite 330, Lutherville, MD 21093.

     Christopher Goelet's business address is c/o Red Abbey, LLC, 2330 West Joppa Road, Suite 330, Lutherville, MD 21093.

     Gilbert Kerlin's business address is c/o Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022.

     Windward Oil & Gas Corporation's business address is c/o 4605 Post Oak Place Drive, Suite 220, Houston, Texas 77027.

     Arthur N. Field's business address is c/o GxG Management, LLC, 444 Madison Avenue, 19th Floor, New York, NY 10022.

     Edmond de La Haye Jousselin's business address is c/o 55 Rue de La Boetie, Paris 75008, France.

     Robert S. Rich's business address is c/o The Antelope Company, 555 Seventeenth Street, Suite 2400, Denver, CO 80202.

     The business address of Goelet, LLC is 425 Park Avenue, 28th floor, New York, NY 10022.

     Alexandra Gardiner Goelet's business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

(3) $25.50 was the public offering price of the Shares sold in the Public Offering and the Group received $23.45 per Share after payment of underwriting commissions. The numbers of Shares sold by each member of the Group and the number of Shares held by each such Group member after giving effect to those sales are as set forth in Schedule I attached hereto.

(4)  The Trust under Agreement dated August 26, 1930 for the benefit of Beatrice
     G. Manice is the direct beneficial owner of 1,005,270 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Beatrice
     G. Manice is the direct beneficial owner of 323,123 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice is the direct beneficial owner of 215,414 Shares.

     The Trust under Agreement dated August 26, 1930 for the benefit of Robert
     G. Goelet is the direct beneficial owner of 1,005,270 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet is the direct beneficial owner of 323,123 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of Robert
     G. Goelet is the direct beneficial owner of 323,122 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet is the direct beneficial owner of 323,123 Shares.

     The Trust under Agreement dated December 18, 1931 for the benefit of John Goelet is the direct beneficial owner of 560,631 Shares.

     The Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet is the direct beneficial owner of 154,656 Shares.

     The Trust under Agreement dated July 27, 1935 for the benefit of John Goelet is the direct beneficial owner of 240,270 Shares.

     The Trust under the Will of Robert Walton Goelet for the benefit of John Goelet is the direct beneficial owner of 200,225 Shares.

     The Trust under the Agreement dated December 4, 1980 for the benefit of Anne de La Haye Jousselin is the direct beneficial owner of 46,774 Shares.

     RGG Limited Partnership is the direct beneficial owner of 439,491 Shares.

     Robert G. Goelet beneficially owns 0 Shares directly, 439,491 Shares through the RGG Limited Partnership, a Delaware limited partnership, and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (1,005,270 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (323,123 Shares);
     (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (215,414 Shares); (d) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet (323,123 Shares); (e) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (560,631 Shares); (f) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (240,270 Shares); (g) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (200,225 Shares); and (h) the Trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin (46,774

     Shares).

     John H. Manice beneficially owns 35,308 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (1,005,270 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (323,123 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (215,414 Shares).

     Robert G. Manice beneficially owns 12,543 Shares directly and 3,732 Shares indirectly as custodian for his minor children, Henry W. Manice, Emily P. Manice and Harriet W. Manice under the New York Uniform Transfers to Minors Act.

     Amelia M. Berkowitz beneficially owns 31,814 Shares directly and 46,774 Shares indirectly as trustee of the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de la Haye Jousselin.

     Alexandra Gardiner Goelet beneficially owns 0 Shares directly and 323,123 Shares indirectly as trustee of the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet.

     Robert Gardiner Goelet beneficially owns 0 Shares directly and 323,123 Shares indirectly as trustee of the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet.

     Pamela Manice beneficially owns 35,044 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (1,005,270 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (323,123 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (215,414 Shares).

     Phillip Goelet beneficially owns 61,002 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (560,631 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (323,123 Shares); (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (200,225 Shares); (d) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (1,005,270 Shares); (e) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (323,123 Shares); (f) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (215,414 Shares); (g) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (h) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); (i) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares); (j) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet (323,123 Shares); and (k) the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de La Haye Jousselin (46,774 Shares).

     Christopher Goelet beneficially owns 59,353 Shares directly and the following number of Shares indirectly as trustee of the following trusts:
     (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares).

     Alexandra C. Goelet beneficially owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); and (c) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares).

     Henrietta Goelet beneficially owns 67,237 Shares indirectly by herself as trustee of the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet.

     Edmond de La Haye Jousselin beneficially owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts:
     (a) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); (b) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (166,602 Shares); (c) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (178,835 Shares); (d) the Trust under Agreement dated August 26, 1930 for the benefit of Beatrice G. Manice (697,047 Shares); (e) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice (244,051 Shares); (f) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice (149,367 Shares); (g) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet (1,005,270 Shares); (h) the Trust under Agreement dated July 27, 1935 for the benefit of Robert G. Goelet (323,123 Shares); (i) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet (323,122 Shares); (j) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet (224,051 Shares); and (k) the Trust under Agreement dated September 4, 1980, as amended, for the benefit of Anne de La Haye Jousselin (46,774 Shares).

     Gilbert Kerlin beneficially owns 747,546 Shares directly.

     Arthur N. Field beneficially owns 8,114 Shares directly.

     Robert S. Rich owns 0 Shares directly and the following number of Shares indirectly as trustee of the following trusts: (a) Trust under Agreement dated December 18, 1931 for the benefit of John Goelet (388,738 Shares); and (b) Trust under Agreement dated July 27, 1935 for the benefit of John Goelet (240,270 Shares) and (c) Trust under the Will of Robert Walton Goelet for the benefit of John Goelet (200,225 Shares); and (d) Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet (154,656 Shares).

     The filing of this Form 5 shall not be deemed as an admission that the members of the Group, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, are the beneficial owners of the Shares reported by them under this Form 5, and accordingly, they disclaim beneficial ownership of the following Shares:

     (a) the Trust under Agreement dated August 26, 1930 for the benefit for Beatrice G. Manice disclaims beneficial ownership of 5,149,678 Shares,

     (b) the Trust under Agreement dated July 27, 1935 for the benefit of Beatrice G. Manice disclaims beneficial ownership of 5,831,825 shares,

     (c) the Trust under the Will of Robert Walton Goelet for the benefit of Beatrice G. Manice disclaims beneficial ownership of 5,939,534 Shares,

     (d) the Trust under Agreement dated August 26, 1930 for the benefit of Robert G. Goelet disclaims beneficial ownership of 5,149,678 Shares,

     (e) the Trust under Agreement dated July 27, 1935 for the benefit of Robert
     G. Goelet disclaims beneficial ownership of 5,831,825 Shares,

     (f) the Trust under the Will of Robert Walton Goelet for the benefit of Robert G. Goelet disclaims beneficial ownership of 5,831,826 Shares,

     (g) the Trust under Agreement dated July 27, 1935 for the benefit of Francis Goelet disclaims beneficial ownership of 5,831,825 Shares,

     (h) the Trust under Agreement dated December 18, 1931 for the benefit of John Goelet disclaims beneficial ownership of 5,594,317 Shares,

          (i) the Trust under Agreement dated December 17, 1976 for the benefit of grandchildren of John Goelet disclaims beneficial ownership of 6,000,292 Shares,

          (j) the Trust under Agreement dated July 27, 1935 for the benefit of John Goelet disclaims beneficial ownership of 5,914,678 Shares,

          (k) the Trust under the Will of Robert Walton Goelet for the benefit of John Goelet disclaims beneficial ownership of 5,954,723 Shares,

          (l) the Trust under Agreement dated September 4, 1980 for the benefit of Anne de La Haye Jousselin disclaims beneficial ownership of 6,108,174 Shares,

          (m) Robert G. Goelet disclaims beneficial ownership of 6,154,948
          Shares,

          (n) John H. Manice disclaims beneficial ownership of 6,120,640 Shares,

          (o) Robert G. Manice disclaims beneficial ownership of 6,138,673 Shares (the Shares beneficially owned by Robert G. Manice also include 3,732 Shares held by him as custodian for his three minor children under the New York Uniform Transfers to Minors Act),

          (p) Amelia M. Berkowitz disclaims beneficial ownership of 6,123,134 Shares,

          (q) Pamela Manice disclaims beneficial ownership of 6,119,904 Shares,

          (r) Philip Goelet disclaims beneficial ownership of 6,093,946 Shares,

          (s) Christopher Goelet disclaims beneficial ownership of 6,113,793 Shares,

          (t) Gilbert Kerlin disclaims beneficial ownership of 5,407,402 Shares,

          (u) Arthur N. Field disclaims beneficial ownership of 6,146,834
          Shares,

          (v) Alexandra Gardiner Goelet disclaims beneficial ownership of 6,154,948 Shares,

          (w) Henrietta Goelet disclaims beneficial ownership of 6,154,948
          Shares,

          (x) Edmond de La Haye Jousselin disclaims beneficial ownership of 6,154,948 Shares,

          (y) Robert S. Rich disclaims beneficial ownership of 6,154,948 Shares,

          (z) RGG Limited Partnership disclaims beneficial ownership of 5,715,457 Shares,

          (aa) Goelet, LLC disclaims beneficial ownership of all 6,154,948
          Shares,

          (bb) Robert Gardiner Goelet disclaims beneficial ownership of 6,154,948 Shares, and

          (cc) Alexandra C. Goelet disclaims beneficial ownership of 6,154,948 Shares.


         April 5, 2002

                                           ROBERT G. GOELET



                                           /s/ Robert G. Goelet*
                                           ---------------------------------
                                           As Trustee of (a) the Trust u/a dated
                                           August 26, 1930 f/b/o Beatrice G.
                                           Manice; (b) the Trust u/a dated July
                                           27, 1935 f/b/o Beatrice G. Manice;
                                           (c) the Trust u/w of Robert Walton
                                           Goelet f/b/o Beatrice G. Manice;
                                           (d) the Trust u/w of Robert Walton
                                           Goelet f/b/o Robert G. Goelet;
                                           (e) the Trust u/a dated July 27, 1935
                                           f/b/o Francis Goelet; (f) the Trust
                                           u/a dated December 18, 1931 f/b/o
                                           John Goelet; (g) the Trust u/a dated
                                           July 27, 1935 f/b/o John G oelet;
                                           (h) the Trust u/w of Robert Walton
                                           Goelet f/b/o John Goelet; and (i) the
                                           Trust u/a dated September 4, 1980,
                                           as amended, f/b/o Anne de La Haye
                                           Jousselin

                                           JOHN H. MANICE



                                               /s/ John H. Manice*
                                           -----------------------
                                           Individually, and as Trustee of (a)
                                           the Trust u/a dated August 26, 1930
                                           f/b/o Beatrice G. Manice; (b) the
                                           Trust u/a dated July 27, 1935 f/b/o
                                           Beatrice G. Manice; and (c) the
                                           Trust u/w of Robert Walton Goelet
                                           f/b/o Beatrice G. Manice

                                           ROBERT G. MANICE



                                               /s/ Robert G. Manice*
                                           -------------------------
                                           Individually, and as custodian for
                                           Henry W. Manice, Emily P. Manice and
                                           Harriet W. Manice under the New York
                                           Uniform Transfers to Minors Act

                                          AMELIA M. BERKOWITZ



                                              /s/ Amelia M. Berkowitz*
                                          ----------------------------
                                          Individually and as Trustee of the
                                          Trust u/a dated September 4, 1980,
                                          as amended, f/b/o Anne de La Haye
                                          Jousselin

                                          PAMELA MANICE



                                         /s/ Pamela Manice*
                                         ----------------------
                                         Individually and as Trustee of (a)
                                         the Trust u/a dated August 26, 1930
                                         f/b/o Beatrice G. Manice; (b) the
                                         Trust u/a dated July 27, 1935 f/b/o
                                         Beatrice G. Manice; and (c) the
                                         Trust u/w of Robert Walton Goelet
                                         f/b/o Beatrice G. Manice

                                        RGG LIMITED PARTNERSHIP



                                            /s/ Robert G. Goelet*
                                        -------------------------
                                        By:   Robert G. Goelet
                                        Its:  General Partner

                                      ROBERT GARDINER GOELET



                                      /s/ Robert Gardiner Goelet*
                                      -------------------------------
                                      as Trustee of the Trust u/a dated July 27,
                                      1935 f/b/o Robert G. Goelet

                                 PHILIP GOELET



                                 /s/ Philip Goelet*
                                 --------------------------
                                 Individually and as Trustee of (a) the Trust
                                 u/a dated August 26, 1930 f/b/o Beatrice G.
                                 Manice; (b) the Trust u/a dated July 27, 1935 f/b/o Beatrice G. Manice; (c) the Trust u/w of Robert Walton Goelet f/b/o Beatrice G. Manice;
                                 (d) the Trust u/a dated August 26, 1930 f/b/o Robert G. Goelet; (e) the Trust u/a dated July 27, 1935 f/b/o Robert G. Goelet; (f) the Trust u/w of Robert Walton Goelet f/b/o Robert G. Goelet; (g) the Trust u/a dated July 27, 1935 f/b/o Francis Goelet; (h) the Trust u/a dated December 18, 1931 f/b/o John Goelet; (i) the Trust u/a dated July 27, 1935 f/b/o John Goelet; (j) the Trust u/w of Robert Walton Goelet f/b/o John Goelet; and (k) the Trust u/a dated September 4, 1980, as amended, f/b/o
                                 Anne de La Haye Jousselin

                                 Paeg 17 of 31


                                     CHRISTOPHER GOELET


                                     /s/ Christopher Goelet*
                                     ---------------------------------
                                     Individually and as Trustee of (a) the
                                     Trust u/a dated December 18, 1931 f/b/o
                                     John Goelet; (b) the Trust u/a dated July
                                     27, 1935 f/b/o John Goelet; and (c) the
                                     Trust u/w of Robert Walton Goelet f/b/o
                                     John Goelet

                                    GILBERT KERLIN



                                    /s/ Gilbert Kerlin*
                                    ----------------------------------

                                    WINDWARD OIL & GAS CORPORATION



                                      /s/ Gilbert Kerlin*
                                     ------------------------------
                                     By:  Gilbert Kerlin
                                     Its:   President

                                     ARTHUR N. FIELD



                                    /s/ Arthur N. Field*
                                    ------------------------

                                    HENRIETTA GOELET


                                    /s/ Henrietta Goelet*
                                    -------------------------
                                    As Trustee of the Trust u/a
                                    dated December 17, 1976 f/b/o
                                    grandchildren of John Goelet

                                 ALEXANDRA C. GOELET



                                     /s/ Alexandra C. Goelet*
                                 ----------------------------
                                 As Trustee of (a) the Trust u/a
                                 dated August 26, 1930 f/b/o Robert
                                 G. Goelet; (b) the Trust u/a dated
                                 July 27, 1935 f/b/o Robert G.
                                 Goelet; and (c) the Trust u/w
                                 Robert Walton Goelet f/b/o Robert
                                 G. Goelet

                                 ALEXANDRA GARDINER GOELET



                                     /s/ Alexandra Gardiner Goelet*
                                 ----------------------------------------
                                 as Trustee of the Trust u/a dated July 27,
                                 1935 f/b/o Robert G. Goelet

                                 EDMOND DE LA HAYE JOUSSELIN



                                  /s/ Edmond De La Haye Jousselin*
                                  ---------------------------------
                                  As Trustee of (a) the Trust u/a dated
                                  August 26, 1930 f/b/o Beatrice G.
                                  Manice; (b) the Trust u/a dated July 27,
                                  1935 f/b/o Beatrice G. Manice; (c) the Trust
                                  u/w of Robert Walton Goelet f/b/o Beatrice G. Manice; (d) the Trust u/a dated August 26, 1930 f/b/o Robert G. Goelet; (e) the Trust
                                  u/a dated July 27, 1935 f/b/o Robert G.
                                  Goelet; (f) the Trust u/w of Robert Walton
                                  Goelet f/b/o Robert G. Goelet; (g) the Trust
                                  u/a dated July 27, 1935 f/b/o Francis
                                  Goelet; (h) the Trust u/a dated December
                                  18, 1931 f/b/o John Goelet; (i) the Trust
                                  u/a dated July 27, 1935 f/b/o John Goelet; (j) the Trust u/w of Robert Walton Goelet
                                  f/b/o John Goelet; and (k) the Trust u/a
                                  dated September 4, 1980, as amended,
                                  f/b/o Anne de La Haye Jousselin

                                           ROBERT S. RICH



                                           /s/ Robert S. Rich*
                                           ----------------------------
                                           As Trustee of (a) the Trust u/a
                                           dated December 18, 1931 f/b/o John
                                           Goelet; (b) the Trust u/a dated
                                           July 27, 1935 f/b/o John Goelet; (c)
                                           the Trust u/w of Robert Walton
                                           Goelet f/b/o John Goelet; and
                                           (d) the Trust u/a dated December
                                           17, 1976 f/b/o grandchildren
                                           of John Goelet

                                          GOELET, LLC



                                         /s/ Robert W. Kiley
                                         -------------------------------
                                         By:  Robert W. Kiley
                                         Its:   President and Chief
                                                Operating Officer



                                        /s/ Mark Rosenbaum
                                        --------------------------------
                                        By:  Mark Rosenbaum
                                        Its:   Chief Financial Officer
                                               and Treasurer

                                         *GOELET, LLC
                                         Attorney-in-fact



                                             /s/ Robert W. Kiley
                                         -----------------------------------
                                         By:  Robert W. Kiley
                                         Its:   President and Chief
                                                Operating Officer



                                             /s/ Mark Rosenbaum
                                         -----------------------------------
                                         By:  Mark Rosenbaum
                                         Its:   Chief Financial Officer
                                                 and Treasurer




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C 1001 and 15 U.S.C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                   SCHEDULE I

Shareholder
-----------                             Number of Shares      Number of Shares
                                             Sold         held after such Sales
                                        ----------------  ---------------------
Robert G. Goelet, Philip Goelet,            773,284                  1,005,270
Edmond de La Haye Jousselin, John H.
Manice and Pamela Manice, as
Trustees under Agreement dated
August 26, 1930 for the benefit of
Beatrice G. Manice

Robert G. Goelet, Philip Goelet,            248,555                    323,123
Edmond de La Haye Jousselin, John H.
Manice and Pamela Manice, as
Trustees under Agreement dated July
27, 1935 for the benefit of Beatrice
G. Manice

Robert G. Goelet, Philip Goelet,            165,705                    215,414
Edmond de La Haye Jousselin, John H.
Manice and Pamela Manice, as
Trustees of the Trust under the Will
of Robert Walton Goelet for the
benefit of Beatrice G. Manice

Alexandra C. Goelet, Philip Goelet          773,284                  1,005,270
and Edmond de La Haye Jousselin, as
Trustees under Agreement dated
August 26, 1930 for the benefit of
Robert G. Goelet

Alexandra C. Goelet, Philip Goelet,         248,555                    323,123
Edmond de La Haye Jousselin,
Alexandra Gardiner Goelet and Robert
Gardiner Goelet, as Trustees under
Agreement dated July 27, 1935 for
the benefit of Robert G. Goelet

Alexandra C. Goelet, Philip Goelet,         248,556                    323,122
Robert G. Goelet and Edmond de La
Haye Jousselin, as Trustees of the
Trust under the Will of Robert
Walton Goelet for the benefit of
Robert G. Goelet

Shareholder
-----------                             Number of Shares      Number of Shares
                                             Sold         held after such Sales
                                        ----------------  ---------------------
Robert G. Goelet, Philip Goelet and         248,555                   323,123
Edmond de La Haye Jousselin, as
Trustees of the Trust under
Agreement dated July 27, 1935 for
the benefit of Francis Goelet

Robert G. Goelet, Philip Goelet,            773,284                   560,631
Christopher Goelet, Edmond de La
Haye Jousselin and Robert S. Rich,
as Trustees of the Trust under
Agreement dated December 18, 1931
for the benefit of John Goelet

Henrietta Goelet and Robert S. Rich,        289,982                   154,656
as Trustees of the Trust under
Agreement dated December 17, 1976
for the benefit of grandchildren of
John Goelet

Robert G. Goelet, Philip Goelet,            331,408                   240,270
Christopher Goelet, Edmond de La
Haye Jousselin and Robert S. Rich,
as Trustees of the Trust under
Agreement dated July 27, 1935 for
the benefit of John Goelet

Robert G. Goelet, Philip Goelet,            276,173                   200,225
Christopher Goelet, Edmond de La
Haye Jousselin and Robert S. Rich,
as Trustees of the Trust under the
Will of Robert Walton Goelet for the
benefit of John Goelet

RGG Limited Partnership                     338,070                   439,491

John H. Manice                               35,389                    35,308

Robert G. Goelet, Philip Goelet,             35,981                    46,774
Edmond de La Haye Jousselin and
Amelia M. Berkowitz, as Trustees of
the Trust under

Shareholder
-----------                             Number of Shares      Number of Shares
                                             Sold         held after such Sales
                                        ----------------  ---------------------
Agreement dated
September 4, 1980, as amended, for
the benefit of Anne de La Haye
Jousselin

Robert G. Manice                             16,956                    12,543

Robert G. Manice, as custodian for            1,627                     1,244
Henry W. Manice under the New York
Uniform Transfers to Minors Act

Robert G. Manice, as custodian for            1,627                     1,244
Emily P. Manice under the New York
Uniform Transfers to Minors Act

Robert G. Manice as custodian for             1,627                     1,244
Harriet W. Manice under the New York
Uniform Transfers to Minors Act

Amelia M. Berkowitz                          38,883                    31,814

Pamela Manice                                45,558                    35,044

Philip Goelet                               114,377                    61,002

Christopher Goelet                          111,289                    59,353

Gilbert Kerlin                                --                      747,546

Windward Oil & Gas Corporation              590,698                      --

Wave Hill Incorporated                      160,000                      --

Bank Street College of Education            160,000                      --

Shareholder
-----------                             Number of Shares      Number of Shares
                                             Sold         held after such Sales
                                        ----------------  ---------------------
Putney School                                40,000                      --

Trustees of Columbia University             160,000                      --

Arthur N. Field                               6,241                    8,114